SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 17, 2003		EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated March 17, 2003.	4

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PRESS RELEASE

March 17, 2003

Gunvor Ulstein and Anders Lægreid have been elected new members of Eksportfinans’ board of directors

At a meeting of the Council of Representatives of Eksportfinans ASA last Thursday, Gunvor Ulstein, President and CEO of the Ulstein Group, and Group Director Anders Lægreid of Union Bank of Norway were elected as new members of the board.

Gunvor Ulstein has a business degree from the Norwegian School of Business and Economics in Bergen in 1993. Following a stay at Columbia Shipmanagement in Cyprus, she started at the Ulstein Group in 1994. She took over as President and CEO in 1999.

Group Director Anders Lægreid has worked at Union Bank of Norway since 1990. He has mainly worked in the Corporate Clients Division, and took over as leader for this sector in August of 2002. He is a member of the Group top management team.

Contact persons:
Tor F. Johansen President and CEO, tfj@eksportfinans.no
Elise Lindbæk, Head of Communications, el@eksportfinans.no
Telephone: +47 22 01 22 01

More information about Eksportfinans is available on www.eksportfinans.no

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